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                                                                    Exhibit 99.1



[VIVENDI UNIVERSAL LOGO]


                  VIVENDI UNIVERSAL BOARD OF DIRECTORS MEETING
                               ON AUGUST 13, 2002

PARIS AND NEW YORK, AUGUST 14, 2002 - The Board of Directors of Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP], chaired by Chairman and CEO Jean-Rene Fourtou, met on August 13, 2002:

     1. The Board examined the preliminary non-audited financial statements for the first half of 2002.

     2. The Board took note of the progress made on the plan to set up a 3 billion euro credit facility with the company's banking partners.

     3. Based on the proposal by the Chairman and Chief Executive Officer, the Board approved the initial decision taken on the plan to dispose of at least 10 billion euros worth of assets, including 5 billion euros in the next nine months. The Board voted to sell Houghton Mifflin and has entrusted the Chairman to carry out this plan. On September 25, the Board will review in detail the company's strategy to optimize all of its assets.

     4. The Board authorized the cancellation of 20,865,167 treasury shares linked to certain stock option plans. A call option program will be put in place in order to cover potential option exercises.

     5. The Chairman and Chief Executive Officer presented the Board with new management principles for the organization of the holding company, Vivendi Universal group, and announced the appointment of a new Chief Operating Officer, Jean-Bernard Levy. Eric Licoys accepted to continue heading certain strategic dossiers for the company in the position of advisor to the Chairman. The Board thanked Mr. Licoys for the important work he has carried out.

                                       ###

IMPORTANT DISCLAIMER:
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that Vivendi Universal will be unable to obtain the referenced bank financing; that Vivendi Universal will be unable to dispose of the referenced assets on commercially acceptable terms or within the referenced time period; that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

CONTACTS:
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
MEDIA                         INVESTOR RELATIONS
PARIS                         PARIS
Antoine Lefort                Laura Martin
+33 (1).71.71.1180            917.378.5705
                              Laurence Daniel
                              +33 (1).71.71.1233
NEW YORK
Anita Larsen
+(1) 212.572.1118             NEW YORK
Mia Carbonell                 Eileen McLaughlin
+(1) 212.572.7556             +(1) 212.572.8961
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